New York City Key Market Table

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN NEW YORK CITY
In 2019 Dollars, Since Inception*
68	$1.8B	$8.0M	$4.4B	42,353
Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved
$4.7B	24.2M	26,220	$2.2B	$307.2M
Total Economic Impact	Hours of Union Construction Work	Jobs Across Industries	Total Wages and Benefits	State and Local Tax Revenue Generated

* Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2020. Economic impact data is in 2019 dollars and all other figures are nominal.